UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

EVe Mobility Acquisition Corp

(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share

(Titles of Class of Securities)

G3218G 109

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G3218G 109

1	NAMES OF REPORTING PERSONS EVe Mobility Sponsor LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 9,316,190 (1)(2)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 9,316,190 (1)(2)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,316,190 (1)(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 59.7% (3)
12	TYPE OF REPORTING PERSON OO

(1)

Includes (i) 8,333,333 Class A ordinary shares, par value $0.0001 per share (“Class A Ordinary Shares”), of EVe Mobility Acquisition Corp, a Cayman Islands exempted company (the “Company”), issued upon the conversion of 8,333,333 Class B ordinary shares, par value $0.0001 per share (“Founder Shares”), of the Company acquired by EVe Mobility Sponsor LLC (the “Sponsor”) prior to the Company’s initial public offering (the “IPO”); and (ii) 982,857 Class A Ordinary Shares underlying units sold to the Sponsor in a private placement sale in connection with the IPO as more fully described in the Company’s registration statement on Form S-1 (File No. 333-252248).

(2)	The Sponsor is the record holder of the shares reported herein. On September 29, 2023, each of Scott Painter and Maximilian Staedtler tendered a letter of resignation and, effective as of October 10, 2023, resigned as manager of the Sponsor resulting in Kash Sheikh serving as sole manager of the Sponsor. As sole manager, Mr. Sheikh has voting and investment discretion of the Class A Ordinary Shares held by the Sponsor, and accordingly may be deemed to have beneficial ownership of such shares as more fully described in Mr. Sheikh’s Schedule 13D, filed with the Securities and Exchange Commission on October 10, 2023.

(3)	Calculated based upon 15,603,171 Class A Ordinary Shares outstanding as of September 30, 2023, as reported in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with Securities and Exchange Commission on November 20, 2023.

Item 1(a).	Name of Issuer:

EVe Mobility Acquisition Corp

Item 1(b).	Address of Issuer’s Principal Executive Offices:

4001 Kennett Pike, Suite 302, Wilmington, DE 19807

Item 2(a).	Name of Person Filing:

EVe Mobility Sponsor LLC

Item 2(b).	Address of Principal Business Office or, if none, Residence:

4001 Kennett Pike, Suite 302, Wilmington, DE 19807

Item 2(c).	Citizenship:

Cayman Islands

Item 2(d).	Titles of Classes of Securities:

Class A ordinary shares, par value $0.0001 per share

Item 2(e).	CUSIP Number:

The Class A ordinary shares CUSIP Number is G3218G 109.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	Group in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J), please specify the type of institution: ______________ ..

Item 4.	Ownership

(a) Amount beneficially owned:

See responses to Item 9 on the cover page.

(b) Percent of class:

See responses to Item 11 on the cover page.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

See responses to Item 5 on the cover page.

(ii) Shared power to vote or to direct the vote:

See responses to Item 6 on the cover page.

(iii) Sole power to dispose or to direct the disposition of:

See responses to Item 7 on the cover page.

(iv) Shared power to dispose or to direct the disposition of:

See responses to Item 8 on the cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

None.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2024

EVe Mobility Sponsor LLC

By:	/s/ Kash Sheikh
Name:	Kash Sheikh
Title:	Manager

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